UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Tuts Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

901103101
(CUSIP Number)

Kathleen S. Tillotson, Esq., Kopp Investment Advisors, 7701 France Ave. So., Suite 500
Edina, MN 55435 (952)841-0400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

12/05/01
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.))

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 901103101 Page 1 of 4

l) Name of Reporting Person

S.S. or I.R.S. Identification No. of Person

  Kopp Investment Advisors, Inc.
  I.D. No. 41-1663810

2) Check the appropriate box if a Member of a Group

  (a)

  (b)

3) SEC Use Only

4) Source of Funds

  00: Client Funds; WC

5) Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization

  Minnesota

Number of shares Beneficially Owned by Each Reporting Person With:

  7) Sole Voting Power: 2,345,800

  8) Shared Voting Power: 0

  9) Sole Dispositive Power: 1,620,000

  10) Shared Dispositive Power: 2,112,150

11) Aggregate Amount Beneficially Owned by Each Reporting Person

  3,732,150

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13) Percent of Class Represented by Amount in Row (11)

  22.8%

14) Type of Reporting Person

  IA

SCHEDULE 13D

CUSIP No. 901103101 Page 2 of 4

l) Name of Reporting Person

S.S. or I.R.S. Identification No. of Person

  Kopp Holding Company
  I.D. No. 41-1875362

2) Check the appropriate box if a Member of a Group

  (a)

  (b)

3) SEC Use Only

4) Source of Funds

  Not applicable - indirect beneficial ownership

5) Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization

  Minnesota

Number of shares Beneficially Owned by Each Reporting Person With:

  7) Sole Voting Power: 0

  8) Shared Voting Power: 0

  9) Sole Dispositive Power: 0

  10) Shared Dispositive Power: 0

11) Aggregate Amount Beneficially Owned by Each Reporting Person

  3,732,150

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13) Percent of Class Represented by Amount in Row (11)

  22.8%

14) Type of Reporting Person

  HC

SCHEDULE 13D

CUSIP No. 901103101 Page 3 of 4

l) Name of Reporting Person

S.S. or I.R.S. Identification No. of Person

  Kopp Emerging Growth Fund
  I.D. No. 39-1906915

2) Check the appropriate box if a Member of a Group

  (a)

  (b)

3) SEC Use Only

4) Source of Funds

  WC

5) Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization

  Minnesota

Number of shares Beneficially Owned by Each Reporting Person With:

  7) Sole Voting Power: 0

  8) Shared Voting Power: 0

  9) Sole Dispositive Power: 0

  10) Shared Dispositive Power: 0

11) Aggregate Amount Beneficially Owned by Each Reporting Person

  1,620,000

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13) Percent of Class Represented by Amount in Row (11)

  9.9%

14) Type of Reporting Person

  IV

SCHEDULE 13D

CUSIP No. 901103101 Page 4 of 4

l) Name of Reporting Person
S.S. or I.R.S. Identification No. of Person

  LeRoy C. Kopp

2) Check the appropriate box if a Member of a Group

  (a)

  (b)

3) SEC Use Only

4) Source of Funds

  PF, OO

5) Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization

  United States

Number of shares Beneficially Owned by Each Reporting Person With:

  7) Sole Voting Power: 720,000

  8) Shared Voting Power: 0

  9) Sole Dispositive Power: 720,000

  10) Shared Dispositive Power: 0

11) Aggregate Amount Beneficially Owned by Each Reporting Person

  4,452,150

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* [ ]

13) Percent of Class Represented by Amount in Row (11)

  27.2%

14) Type of Reporting Person

  IN

Item 1. Security and Issuer

This statement relates to the common stock, par value $.001 per share ("Common Stock"), of Tut Systems, Inc., a Delaware corporation ("Company"), whose principal executive offices are located at 5964 W. Las Positas Blvd, Pleasanton, CA 94588. The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 16,380,964 shares outstanding, which is the total number of shares of Common Stock outstanding as of September 30, 2001, as reflected in the Company's Form 10-Q filed with the Securities and Exchange Commission ("Commission") on October 31, 2001. Unless otherwise indicated, the holdings reported herein are as of the close of business on December 10, 2001.

Item 2. Identity and Background

(a) This statement is filed by Kopp Investment Advisors, Inc. ("KIA"), with respect to shares of Common Stock beneficially owned directly by it and held in discretionary accounts managed by KIA; Kopp Holding Company ("KHC") solely as the parent corporation of KIA and indirect beneficial owner of the shares beneficially owned by KIA; Kopp Emerging Growth Fund ("KEGF") with respect to shares owned directly by KEGF; and LeRoy C. Kopp individually with respect to shares of Common Stock beneficially owned directly by him and indirectly by him by virtue of his ownership of all of the stock of KHC. The foregoing persons are sometimes referred to as "Reporting Persons". Certain information concerning the directors and executive officers of the corporate Reporting Persons is set forth on Schedule A attached hereto and incorporated herein by reference. Any disclosures with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The business address of each of the Reporting Persons and directors and executive officers is 7701 France Avenue South, Suite 500, Edina, MN 55435.

(c) The principal business of KIA is that of an investment advisor managing discretionary accounts owned by numerous third-party clients, including KEGF, a registered investment company incorporated under Minnesota law. KHC is a holding company engaged, through subsidiaries, in the investment industry. The principal occupation of Mr. Kopp is serving as the president of KHC and KIA.

(d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

(e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) KIA and KHC are Minnesota corporations. KEGF is a series of Kopp Funds, Inc., a Minnesota corporation. Mr. Kopp and all other directors and executive officers of the Reporting Persons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The net investment cost (including commissions, if any) of the shares of Common Stock directly or indirectly beneficially owned by Mr. Kopp, which includes shares beneficially owned by the other Reporting Persons, at December 10, 2001, was $20,847,904.61. The shares beneficially owned by KIA were purchased with the investment capital of KIA or the investment capital of the owners of the discretionary accounts. The shares beneficially owned by KEGF were purchased with the working capital of the mutual fund. The shares beneficially owned by Mr. Kopp were purchased with his investment capital or the funds of a 501(c)(3) corporation. See Item 5 below.

Item 4. Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes, and the Reporting Persons intend to evaluate the performance of such securities as an investment in the ordinary course of business. The vast majority of the shares covered hereby are separately owned by hundreds of discrete, independent persons, including a single registered investment company. These persons do not act in concert in any way. The Reporting Persons pursue an investment objective of long term capital appreciation. In pursuing this investment objective, the Reporting Persons analyze the management, operations and markets of companies in which they invest, including the Company, on a continual basis through analysis of research and discussions with industry and market observers and with representatives of such companies.

Each Reporting Person that owns shares of Common Stock assesses the Company's business, financial condition, and results of operations as well as economic conditions and securities markets in general and those for the Company's shares in particular. Depending on such assessments, one or more of such Reporting Persons may acquire additional shares or may sell or otherwise dispose of all or some of the shares of Common Stock. Such actions will depend on a variety of factors, including current and anticipated trading prices for the Common Stock, alternative investment opportunities, and general economic, financial market, and industry conditions.

Except as described in this Item 4, none of the Reporting Persons nor any other person named in Schedule A has any plans or proposals that relate to, or would result in, any matter required to be disclosed in response to paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The shares of Common Stock were not acquired for the purpose, nor with the effect, of changing or influencing the control of the Company. Neither any of the Reporting Persons nor any client or shareholder thereof is a member of a "group" for any purpose.

Item 5. Interest in Securities of the Issuer

By virtue of limited powers of attorney and/or investment advisory agreements, KIA is the beneficial owner of 3,732,150 shares, or 22.8%, of the Common Stock. KIA has sole voting power over a small percentage of the shares managed for clients. Under its standard investment agreement, KIA does not vote its clients' shares. KIA manages and votes shares owned by KEGF. By virtue of the relationships described in Item 2 of this statement, KHC and Mr. Kopp have indirect beneficial ownership of the shares beneficially owned by KIA.

Mr. Kopp's direct beneficial ownership may comprise Common Stock held by the Kopp Family Foundation ("KFF"), for which he serves as a director; held by the LeRoy C. Kopp Individual Retirement Account ("IRA"); held directly by him or by his wife's IRA. The KFF is the direct owner of 110,000 shares, or less than 1% of the Common Stock. The IRAs own 550,000 shares, or over 3%, of the Common Stock. Mr. Kopp owns directly 60,000 shares. In the aggregate, including the shares beneficially owned by KIA under Section 13 of the Securities Act of 1934, Mr. Kopp may be deemed beneficially to own a total of 4,452,150 shares, or 27.2%, of the Common Stock.

(b) KIA has sole power to vote 2,345,800 shares of the Common Stock. Pursuant to the limited powers of attorney granted to KIA by its clients, which generally are terminable immediately upon notice, KIA in effect shares with the majority of its thousands of clients the power to dispose of the Common Stock owned individually by them. KIA has sole power to dispose of 1,620,000 shares. In effect Mr. Kopp has sole power to dispose of and to vote the Common Stock beneficially owned directly by him.

(c) The identity of the Reporting Person, type of transaction, date, number of shares, and price per share (excluding commission) for all transactions in the Common Stock by the Reporting Persons within the past 60 days are set forth on Schedule B attached hereto and incorporated by reference herein. Substantially all trades by the Reporting Persons are done in the over-the-counter market.

(d) With the exception of the thousands of clients of KIA and the employees of KHC, no person other than each respective record owner of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of such shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise expressly disclosed herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to the Common Stock. The filing of this Schedule shall NOT be construed as an admission that a Reporting Person or any other person is a beneficial owner of any shares of Common Stock for any purpose, including for purposes of Sections 13, 14 or 16 of the Securities Exchange Act of 1934, as amended from time to time. KIA does not act as an agent of any client to enter into any agreement to act as a group with others for the purpose of acquiring, holding, or disposing of the securities of an issuer or to gain corporate control or to influence coporate affairs of an issuer. KIA and affiliates and associates are not affiliated with the issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 - A written agreement relating to the filing of this statement pursuant to Rule 13d-1(f).

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: 12/17/01

KOPP INVESTMENT ADVISORS, INC.

BY:

TITLE: Chief Financial Officer

KOPP HOLDING COMPANY

BY:

TITLE: Chief Financial Officer

KOPP FUNDS, INC.

BY:

TITLE: President

LEROY C. KOPP

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock (as defined) and to the attachment of this agreement to the Schedule 13D as Exhibit 1 thereto. IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 17th day of December 2001 .

KOPP INVESTMENT ADVISORS, INC.

BY:

TITLE: President

KOPP HOLDING COMPANY

BY:

TITLE: President

KOPP FUNDS, INC.

BY:

TITLE: President

LEROY C. KOPP

Schedule A

List of Directors, Executive Officers, and Control Persons

LeRoy C. Kopp, individually, and as Sole Director and
President of Kopp Investment Advisors, Inc. and Kopp Holding Company

John P. Flakne as Chief Financial Officer of KIA, KEGF and KHC

Kathleen S. Tillotson as Executive Vice President of KEGF

Kopp Investment Advisors - SCHEDULE B

Daily Trade Report
October 12, 2001 - December 10, 2001

Trade	Reporting
Date	Person	Activity	Quantity	Symbol	Price
10/12/01	CTRL	BUY	30000	tuts	1.02
10/12/01	KIA	BUY	1000	tuts	0.92
10/12/01	KIA	BUY	9000	tuts	0.93
10/12/01	KIA	BUY	5000	tuts	0.90
10/15/01	KIA	BUY	500	tuts	0.97
10/15/01	KIA	BUY	4500	tuts	0.97
10/15/01	KIA	BUY	1000	tuts	0.98
10/15/01	KIA	BUY	4000	tuts	0.99
10/15/01	KIA	BUY	30000	tuts	0.99
10/15/01	KIA	BUY	10000	tuts	0.93
10/15/01	KIA	BUY	475	tuts	0.99
10/15/01	KIA	BUY	1000	tuts	0.98
10/15/01	KIA	BUY	600	tuts	0.99
10/15/01	KIA	BUY	800	tuts	1.00
10/15/01	KIA	BUY	3125	tuts	1.00
10/15/01	KIA	BUY	5000	tuts	0.93
10/16/01	CTRL	BUY	10000	tuts	1.03
10/16/01	CTRL	BUY	20000	tuts	1.03
10/16/01	KIA	BUY	7000	tuts	0.99
10/16/01	KIA	BUY	20000	tuts	1.02
10/17/01	KIA	BUY	4500	tuts	1.06
10/17/01	KIA	BUY	3000	tuts	1.05
10/17/01	KIA	BUY	3000	tuts	1.05
10/17/01	KIA	BUY	5000	tuts	1.06
10/17/01	CTRL	BUY	20000	tuts	1.06
10/17/01	CTRL	BUY	10000	tuts	1.06
10/18/01	CTRL	BUY	100	tuts	0.99
10/18/01	CTRL	BUY	5000	tuts	0.98
10/18/01	CTRL	BUY	2900	tuts	1.00
10/18/01	CTRL	BUY	100	tuts	0.99
10/18/01	CTRL	BUY	2100	tuts	1.00
10/18/01	CTRL	BUY	900	tuts	1.01
10/18/01	CTRL	BUY	900	tuts	1.02
10/18/01	CTRL	BUY	5000	tuts	1.02
10/18/01	CTRL	BUY	3000	tuts	0.96
10/18/01	KIA	BUY	25000	tuts	0.99
10/19/01	KIA	BUY	2500	tuts	1.02
10/22/01	KEGF	BUY	50000	tuts	1.04
10/23/01	KIA	BUY	6000	tuts	1.00
10/23/01	KIA	BUY	32500	tuts	1.04
10/23/01	KEGF	BUY	50000	tuts	1.02
10/24/01	KEGF	BUY	30000	tuts	1.10
10/25/01	KIA	BUY	7500	tuts	1.15
10/25/01	KEGF	BUY	600000	tuts	1.10
10/25/01	KEGF	BUY	100000	tuts	1.18
10/25/01	KIA	BUY	7500	tuts	1.17
10/26/01	KEGF	BUY	120000	tuts	1.33
10/29/01	KIA	BUY	3500	tuts	1.14
10/29/01	KEGF	BUY	100000	tuts	1.15
10/29/01	KIA	BUY	100	tuts	1.14
10/29/01	KIA	BUY	8600	tuts	1.14
10/29/01	KIA	BUY	800	tuts	1.14
10/29/01	KIA	BUY	500	tuts	1.14
10/29/01	KIA	BUY	3500	tuts	1.11
10/30/01	KEGF	BUY	50000	tuts	1.14
10/30/01	KIA	BUY	300	tuts	1.12
10/30/01	KIA	BUY	500	tuts	1.12
10/30/01	KIA	BUY	300	tuts	1.12
10/30/01	KIA	BUY	400	tuts	1.12
10/30/01	KIA	BUY	800	tuts	1.12
10/30/01	KIA	BUY	400	tuts	1.12
10/30/01	KIA	BUY	400	tuts	1.12
10/30/01	KIA	BUY	400	tuts	1.12
10/30/01	KIA	BUY	400	tuts	1.12
10/30/01	KIA	BUY	400	tuts	1.12
10/30/01	KIA	BUY	400	tuts	1.12
10/30/01	KIA	BUY	300	tuts	1.12
10/30/01	KIA	BUY	3000	tuts	1.15
10/31/01	KIA	BUY	1000	tuts	1.13
10/31/01	KIA	BUY	3500	tuts	1.16
10/31/01	KIA	BUY	1500	tuts	1.14
10/31/01	KIA	BUY	4500	tuts	1.14
10/31/01	KIA	BUY	5000	tuts	1.18
10/31/01	KIA	BUY	100	tuts	1.12
10/31/01	KIA	BUY	500	tuts	1.12
10/31/01	KIA	BUY	500	tuts	1.12
10/31/01	KIA	BUY	100	tuts	1.12
10/31/01	KIA	BUY	200	tuts	1.14
10/31/01	KIA	BUY	3600	tuts	1.13
10/31/01	KIA	BUY	6000	tuts	1.13
10/31/01	KIA	BUY	2000	tuts	1.12
11/1/01	KIA	BUY	4000	tuts	1.12
11/1/01	KIA	BUY	20000	tuts	1.26
11/1/01	KIA	BUY	1000	tuts	1.16
11/1/01	KIA	BUY	3300	tuts	1.17
11/1/01	KIA	BUY	5700	tuts	1.13
11/1/01	KIA	BUY	10000	tuts	1.07
11/1/01	KIA	BUY	3500	tuts	1.12
11/2/01	KEGF	BUY	100000	tuts	1.23
11/2/01	KIA	BUY	100	tuts	1.25
11/2/01	KIA	BUY	500	tuts	1.19
11/2/01	KIA	BUY	1000	tuts	1.21
11/2/01	KIA	BUY	100	tuts	1.26
11/2/01	KIA	BUY	1800	tuts	1.29
11/5/01	KEGF	BUY	100000	tuts	1.24
11/6/01	KEGF	BUY	150000	tuts	1.26
11/6/01	KIA	BUY	100	tuts	1.21
11/6/01	KIA	BUY	1000	tuts	1.22
11/6/01	KIA	BUY	1900	tuts	1.23
11/7/01	KIA	BUY	1000	tuts	1.27
11/7/01	KEGF	BUY	150000	tuts	1.31
11/8/01	KEGF	BUY	150000	tuts	1.38
11/8/01	KIA	BUY	1000	tuts	1.32
11/8/01	KIA	BUY	1400	tuts	1.35
11/8/01	KIA	BUY	3100	tuts	1.36
11/8/01	KIA	BUY	2500	tuts	1.32
11/8/01	KIA	BUY	800	tuts	1.36
11/9/01	KEGF	BUY	50000	tuts	1.51
11/12/01	KEGF	BUY	50000	tuts	1.51
11/13/01	KIA	BUY	100	tuts	1.59
11/13/01	KIA	BUY	3600	tuts	1.54
11/13/01	KIA	BUY	600	tuts	1.57
11/13/01	KIA	BUY	3200	tuts	1.60
11/13/01	KEGF	BUY	50000	tuts	1.69
11/13/01	KIA	BUY	10000	tuts	1.69
11/14/01	KIA	BUY	3500	tuts	1.58
11/14/01	KEGF	BUY	70000	tuts	1.67
11/15/01	KEGF	BUY	150000	tuts	1.88
11/16/01	KEGF	BUY	30000	tuts	1.97
11/16/01	KIA	BUY	100	tuts	1.90
11/16/01	KIA	BUY	600	tuts	1.90
11/16/01	KIA	BUY	518	tuts	1.91
11/16/01	KIA	BUY	400	tuts	1.89
11/16/01	KIA	BUY	100	tuts	1.91
11/16/01	KIA	BUY	1000	tuts	1.85
11/16/01	KIA	BUY	500	tuts	1.91
11/16/01	KIA	BUY	400	tuts	1.90
11/16/01	KIA	BUY	400	tuts	1.90
11/16/01	KIA	BUY	982	tuts	1.89
11/19/01	KIA	BUY	10000	tuts	1.98
11/20/01	KIA	SELL	500	tuts	1.83
11/20/01	KIA	BUY	10000	tuts	1.88
11/20/01	KIA	BUY	9000	tuts	1.90
11/20/01	KIA	BUY	1000	tuts	1.85
11/20/01	KIA	BUY	1600	tuts	1.89
11/20/01	KIA	BUY	4900	tuts	1.92
11/21/01	KIA	BUY	10000	tuts	1.70
11/21/01	KIA	BUY	4000	tuts	1.88
11/23/01	KIA	BUY	10000	tuts	1.70
11/26/01	KIA	BUY	100	tuts	1.63
11/26/01	KIA	BUY	2500	tuts	1.65
11/26/01	KIA	BUY	100	tuts	1.67
11/26/01	KIA	BUY	100	tuts	1.68
11/26/01	KIA	BUY	1000	tuts	1.70
11/26/01	KIA	BUY	100	tuts	1.71
11/26/01	KIA	BUY	100	tuts	1.73
11/26/01	KIA	BUY	3500	tuts	1.72
11/26/01	KIA	BUY	100	tuts	1.64
11/26/01	KIA	BUY	400	tuts	1.63
11/26/01	KIA	BUY	2000	tuts	1.65
11/26/01	KIA	BUY	400	tuts	1.67
11/26/01	KIA	BUY	600	tuts	1.68
11/27/01	KIA	BUY	56000	tuts	1.46
11/27/01	KEGF	SELL	50000	tuts	1.45
11/27/01	KIA	BUY	3500	tuts	1.53
11/28/01	KIA	BUY	10000	tuts	1.37
11/28/01	KIA	BUY	10000	tuts	1.47
11/28/01	KIA	BUY	50000	tuts	1.41
11/28/01	KEGF	SELL	80000	tuts	1.37
11/28/01	KIA	BUY	10000	tuts	1.47
11/28/01	KIA	BUY	10000	tuts	1.47
11/29/01	KIA	BUY	34000	tuts	1.34
11/29/01	KEGF	SELL	50000	tuts	1.35
11/29/01	KIA	BUY	15000	tuts	1.38
11/29/01	KIA	BUY	1000	tuts	1.38
11/29/01	KIA	BUY	5500	tuts	1.38
11/29/01	KIA	BUY	9000	tuts	1.38
11/29/01	KIA	BUY	8800	tuts	1.34
11/30/01	KEGF	SELL	600000	tuts	1.20
11/30/01	KIA	BUY	10000	tuts	1.37
11/30/01	KIA	BUY	25400	tuts	1.32
12/3/01	KIA	BUY	10000	tuts	1.80
12/3/01	KIA	BUY	250000	tuts	1.35
12/3/01	CTRL	BUY	40000	tuts	1.90
12/3/01	KIA	BUY	250000	tuts	1.35
12/3/01	KIA	BUY	400	tuts	1.92
12/3/01	KIA	BUY	4400	tuts	1.88
12/3/01	KIA	BUY	1700	tuts	1.91
12/3/01	KIA	BUY	65800	tuts	1.35
12/3/01	KIA	BUY	100	tuts	1.84
12/3/01	KIA	BUY	4700	tuts	1.85
12/3/01	KIA	BUY	2200	tuts	1.86
12/3/01	KIA	BUY	4000	tuts	1.86
12/4/01	KIA	BUY	1200	tuts	1.92
12/4/01	KIA	BUY	5700	tuts	1.90
12/4/01	KIA	BUY	1800	tuts	1.91
12/4/01	KIA	BUY	3900	tuts	1.90
12/4/01	KIA	BUY	2400	tuts	1.93
12/4/01	KIA	BUY	1000	tuts	1.90
12/4/01	KIA	BUY	3500	tuts	1.90
12/4/01	KIA	BUY	1000	tuts	1.90
12/4/01	KIA	BUY	2100	tuts	1.90
12/4/01	KIA	SELL	1000	tuts	1.88
12/4/01	KIA	BUY	15000	tuts	1.88
12/4/01	KIA	BUY	15000	tuts	1.97
12/4/01	KIA	BUY	3000	tuts	1.85
12/4/01	KIA	BUY	5000	tuts	1.97
12/4/01	CTRL	BUY	40000	tuts	1.97
12/4/01	KIA	BUY	3000	tuts	1.89
12/4/01	KIA	BUY	2000	tuts	1.92
12/4/01	KIA	BUY	50	tuts	2.06
12/4/01	KIA	BUY	100	tuts	1.90
12/4/01	KIA	BUY	1000	tuts	1.85
12/4/01	KIA	BUY	900	tuts	1.85
12/4/01	KIA	BUY	1000	tuts	1.86
12/4/01	KIA	BUY	100	tuts	1.93
12/4/01	KIA	BUY	100	tuts	1.92
12/4/01	KIA	BUY	6800	tuts	1.94
12/4/01	KIA	BUY	3500	tuts	1.90
12/4/01	KIA	BUY	80	tuts	1.90
12/4/01	KIA	BUY	1000	tuts	1.88
12/4/01	KIA	BUY	600	tuts	1.92
12/4/01	KIA	BUY	1500	tuts	1.93
12/4/01	KIA	BUY	1100	tuts	1.94
12/4/01	KIA	BUY	5720	tuts	1.95
12/4/01	KIA	BUY	6000	tuts	1.97
12/5/01	KIA	BUY	100	tuts	1.97
12/5/01	KIA	BUY	400	tuts	1.94
12/5/01	KIA	BUY	6000	tuts	1.95
12/5/01	KIA	BUY	3500	tuts	1.98
12/5/01	KIA	BUY	200	tuts	1.98
12/5/01	KIA	BUY	1600	tuts	2.04
12/5/01	KIA	BUY	3400	tuts	2.05
12/5/01	CTRL	BUY	40000	tuts	1.99
12/5/01	KIA	BUY	30000	tuts	1.96
12/6/01	KIA	BUY	15000	tuts	2.13
12/6/01	KIA	SELL	1000	tuts	2.01
12/6/01	KIA	SELL	500	tuts	2.19
12/6/01	CTRL	BUY	40000	tuts	2.22
12/6/01	KIA	BUY	15000	tuts	2.25
12/6/01	KIA	BUY	1500	tuts	2.22
12/7/01	KIA	BUY	1000	tuts	2.05
12/7/01	KIA	BUY	4000	tuts	2.05
12/7/01	CTRL	BUY	40000	tuts	2.17
12/7/01	KIA	BUY	25000	tuts	2.07
12/7/01	KIA	SELL	6000	tuts	2.05
12/7/01	KIA	BUY	1000	tuts	2.05
12/7/01	KIA	BUY	2000	tuts	2.05
12/10/01	CTRL	BUY	20000	tuts	2.05